UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BRADY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-14959

Wisconsin	39-0178960
(State of Incorporation)	(IRS Employer Identification No.)
6555 West Good Hope Road
Milwaukee, Wisconsin 53223
(Address of Principal Executive Offices and Zip Code)
Louis T. Bolognini (414) 358-6600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report
Brady Corporation and its subsidiaries (“Brady”, “Company”, “we”, “us”, “our”) has developed and maintains an active initiative to identify sources of materials used in our products that contain tin, tantalum, tungsten or gold (“3TG Minerals”), and to determine whether any such materials directly or indirectly fund or benefit armed groups in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). To date, based on information received through its reasonable country of origin inquiry (“RCOI”) and due diligence program, Brady does not have evidence that 3TG Minerals are used in its products that directly or indirectly fund the armed groups in the Covered Countries. However, our due diligence with our suppliers is on-going. For calendar year 2014, Brady Corporation is filing a Conflict Minerals Report which is attached as Exhibit 1.01 in Item 2.01 and is also publicly available on our website at www.bradycorp.com/sustainability/conflict minerals disclosure.
Through our RCOI described in our Conflict Minerals Report, several suppliers disclosed to us that their only sources of 3TG minerals were from scrap/recycled sources identified in their supply chains, and, as such, did not require due diligence. This determination is included in the conflict minerals information posted on our website.

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01	Exhibits
Exhibit 1.01 Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRADY CORPORATION

/s/ AARON J. PEARCE	Date: June 1, 2015
Aaron J. Pearce
Senior Vice President and Chief Financial Officer